April 17, 2009

VIA FACSIMILE AND U.S. MAIL
Mail Stop 6010

Mr. Marc Weitzen, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re: Amylin Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed April 7, 2009**
> **Filed by Carl C. Icahn**
> **File No. 000-19700**
> **Soliciting Materials on Schedule 14A filed on April 15, 2009**
> **File No. 000-19700**

Dear Mr. Weitzen:

We have conducted a limited review of the above referenced filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

General

1. We refer you to your no-action letter request dated March 30, 2009 requesting relief from the provisions of 14a-4(d)(4). Your form of proxy and proxy statement do not indicate whether you intend to make use of the relief sought. Accordingly, please revise the proxy statement to make clear, if true, that you do not intend to allow persons who return your GOLD proxy cards to round up the slate by voting for any nominees of Eastbourne Capital Management L.L.C. Alternatively, revise the proxy statement to reserve the right to provide the voting alternative contemplated by the relief received.

2. We note that Amylin has chosen to hold its 2009 Annual Meeting of Stockholders on Wednesday, May 27, 2009 at 8:30 a.m. We further note that the Record Date for the meeting is April 8, 2009. Please update your preliminary proxy statement accordingly. Refer to Item 1(a) and Item 6(b) of Schedule 14A.

3. Describe the provisions of the company's governing instruments which you believe permit you to call a vote on your proposal at the annual meeting. Please also describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.

4. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

   - "Dr. Deuel has earned many professional honors and awards . . . ."
   - "[Dr. Sidransky] is a founder of several private biotechnology companies . . . ."
   - "[Dr. Sidransky] has over 390 peer-reviewed publications, and has contributed more than 60 cancer reviews and chapters and also has numerous issued biotechnology patents. He has been the recipient of many awards and honors . . . ."
   - "The North Dakota Publicly Traded Corporations Act would provide shareholders more rights than are generally currently available under other state corporation laws, including Delaware, where the Company is currently incorporated."

   Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.

Proposal 1 – Election of Directors

5. You disclose that the Company's proxy statement does not indicate whether the Board of Directors has made a determination of its ability to approve any nominees proposed for the election. We refer you to the proxy materials filed by the Company on April 13, 2009. Please update your disclosure accordingly and reflect recent developments in the litigation, as disclosed in Amylin's soliciting materials filed April 15, 2009.

Proposal 2 – North Dakota Reincorporation Proposal

6. We note that you have numbered the North Dakota Reincorporation Proposal as Proposal 2. However, Amylin has numbered such proposal as Proposal 5. Advise us, with a view toward revised disclosure, what consideration has been given to having the proposal numbering match to assist security holders in making any comparison.

Voting Procedures

7. We note the proxy holders will vote the GOLD proxies in their discretion. As the participants are aware, Rule 14a-4(c)(3) contemplates the use of such discretionary authority only for matters unknown "a reasonable time before the solicitation." Please confirm the discretion to vote as described is being validly exercised pursuant to this authority.

Cost and Method of Solicitation

8. We note that proxies may be solicited by mail, courier services, Internet, advertising, or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

9. If the participants plan to solicit proxies using the internet, please advise us whether they plan to solicit via internet chat rooms, and if so, tell us which websites they plan to utilize.

10. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet web site (other than the Commission's EDGAR web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials, or advise. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Additional Information

11. You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would not be permissible. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of Amylin's proxy statement, you must undertake to provide the

omitted information to security holders. Please advise as to your intent in this regard.

Annex A

12. Please update, as necessary, the Appendix information with respect to the disclosure provided in response to Item 5(b) of Schedule 14A.

Description of Beneficial Ownership and Beneficial Owners

13. We note the statement that Mr. Icahn, through his control of the Icahn Parties, "may be deemed to beneficially own . . . 12,971,328 shares" of the company's common stock. Explain to us the circumstances under which Mr. Icahn would not be deemed to be the indirect beneficial owner of such shares. Alternatively, please confirm that future filings will not use the language "may be deemed" to describe Mr. Icahn's beneficial ownership interest in the 12,971,328 shares.

Soliciting Materials filed April 15, 2009

14. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

- "Amylin is a prime example of what is wrong with the corporate governance of most American public companies..;"
- "[a]fter I was elected to the board of Imclone…its per share market value increased by 135% through its sale in late 2008…in direct contrast, during the same period, Amylin's per share market value declined…;"
- ". . . Amylin, under your stewardship, has made many grievous mistakes. . . . Amylin never should have undertaken to spend enormous amounts of money to maintain a large commercial operation in primary care diabetes sales—an absurd commercial effort for a small biotech company. . . ." and,
- data presented that compares Amylin's SG&A as a percentage of sales to other "similar" biotech companies' SG&A as a percentage of sales.

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

15. Please identify the other similar biotech companies to which you make reference when comparing SG&A as a percentage of sales. Please provide support for your assertion that such companies are "similar" to Amylin.

16. Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. For example, you assert the following statements:

- "[r]emoving Ted Green (Amylin's co-founder) and Ginger Graham (former CEO) rather than you seems like a manifestation of what we believe is the 'cult of personality' which has adversely affected Amylin…;"
- "[l]ike an 'imperial' chairman you have taken steps to entrench yourself that we believe to be unconscionable..."
- "[i]t is ludicrous and arrogant for you to contend that my highly qualified nominees . . . cannot be beneficial to Amylin. . . . [I]t is even more absurd and irresponsible to enter into a 'debilitating' proxy fight . . . ."

Refer to Note (b) of Rule 14a-9.

Closing Comments

As appropriate, please amend the Schedule 14A and respond to these comments. Detailed letters greatly facilitate our review. Please furnish a letter that keys your response to our comments. In addition, please also note the location of any material changes made in the proxy statement for reasons other than in response to specific staff comments. Electronically file the letter that responds to each staff comment and notes the location in the text of the revised proxy materials of the corresponding revisions. Identify the electronic letter response with a correspondence header tag. Revised proxy materials should be marked to indicate any changes. Note also the requirements of Rule 310 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions with respect to the foregoing comments and your proxy materials to Rose Zukin at (202) 551-3239 or, in her absence, Mellissa Campbell Duru, Special Counsel Office of Mergers and Acquisitions, at (202) 551-3757, or Nicholas Panos, Senior Special Counsel, Office of Mergers and Acquisitions at (202) 551-3440.

Sincerely,

Nicholas Panos
Senior Special Counsel
Office of Mergers and Acquisitions